Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 27, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE RAYMOND JAMES HEAVY OIL CONFERENCE

CALGARY, ALBERTA (April 27, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the Raymond James Heavy Oil Conference on Monday, May 3, 2010 at 1:00pm EST (11:00am MST) in New York, New York. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 30 days following the presentation:

http://www.wsw.com/webcast/rj55/bte/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca